Filed Pursuant to Rule 433
Dated January 19, 2010
Registration Statement No. 333-157794-01
Relating to
Preliminary Prospectus Dated January 19, 2010 and
Prospectus dated March 9, 2009

$600,000,000 6.750% NOTES DUE 2040

Issuer:	Simon Property Group, L.P.
Legal Format:	SEC Registered
Size:	$600,000,000
Maturity Date:	February 1, 2040
Coupon (Interest Rate):	6.750%
Interest Payment Dates:	February 1 and August 1, commencing August 1, 2010
Benchmark Treasury:	4.500% due August 15, 2039
Benchmark Treasury Price and Yield:	98-15+; 4.594%
Spread to Benchmark Treasury:	2.20% (220 basis points)
Yield to Maturity:	6.794%
Expected Ratings (S&P / Moody’s):	A- (stable) / A3 (stable)
Day Count Convention:	30 / 360
Redemption Provision:	Make-whole call at any time based on U.S. Treasury + 0.35% (35 basis points) or at par on or after November 1, 2039
Initial Price to Public:	99.438% plus accrued interest from January 25, 2010, if settlement occurs after that date
Settlement Date:	T+4; January 25, 2010
Denominations:	$2,000 x $1,000
CUSIP; ISIN:	828807CE5; US828807CE50
Joint Book-Running Managers:	Citigroup Global Markets Inc.; Morgan Stanley & Co. Incorporated; RBS Securities Inc.; and Barclays Capital Inc.
Co-Managers:	Calyon Securities (USA) Inc.; Fifth Third Securities, Inc.; Morgan Keegan & Company, Inc.; RBC Capital Markets Corporation; Scotia Capital (USA) Inc.; and SunTrust Robinson Humphrey, Inc.

This communication is intended for the sole use of the person to whom it is provided by the issuer.

Ratings may be changed, suspended or withdrawn at any time and are not a recommendation to buy, hold or sell any security.

The issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the Securities and Exchange Commission for the offering to which this communication relates.  Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission’s website at www.sec.gov.   Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by calling Citigroup Global Markets Inc., toll-free at 1-877-858-5407, Morgan Stanley & Co. Incorporated., toll-free at 1-866-718-1649, RBS Securities Inc., toll free at 1-866-884-2071, or Barclays Capital Inc., toll-free at 1-888-603-5847.